

Jane Cui · 3rd

Mom| entrepreneur| investor|

Greater Seattle Area · **Contact info**

500+ connections

  Ernst Leitz Labs

Experience



Founder and Managing Director
Ernst Leitz Labs · Full-time
Jul 2020 – Present · 1 yr 7 mos
United States

Reimagine smartphone photography.



Leica Camera AG
5 yrs 4 mos

Global Director, Mobile Solutions
Full-time
Mar 2020 – Present · 1 yr 11 mos
United States

Bring the Leica experience to every consumer.

President, Asia
Full-time
Oct 2016 – Mar 2020 · 3 yrs 6 mos
United States

  



Board Of Directors
Seattle Gummy Company
Mar 2019 – Present · 2 yrs 11 mos
Greater Seattle Area

Board member duty.


Private Equity Fund
Joined Seattle Gumm...



Board Observer
Light
Aug 2018 – Present · 3 yrs 6 mos
Palo Alto, California

Board observer, representing the investor.


Light Home | Light



Strategic Advisor
Terminus Group · Contract
Sep 2017 – Present · 4 yrs 5 mos

China

Advise on technology and business strategy

 Terminus Technologies - Crunchbase Compa...

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Education

 **MIT Sloan School of Management**
Executive Education, Digital Business Strategy
2020 – 2020

 **Stanford University**
Executive Education, Advanced Leadership Development
2017 – 2017

 **University of Washington**
Executive Education, Women Board Directors Development
2018 – 2018

Show 1 more education ⌄

Volunteer experience

Board Member
Performing Arts Center Eastside
Sep 2018 – Present · 3 yrs 5 mos
Arts and Culture